3B

06003907

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MR 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43374

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nandra Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Eichler (212) 869-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

RECEIVED MAR 01 2006 185 WASH., D.C. PROCESSING SECTION

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/9

OATH OR AFFIRMATION

I, Jonathan Gutman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nandra Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANDRA GROUP, INC.

Financial Statements
December 31, 2005

NANDRA GROUP, INC.

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
and Stockholders of
Nandra Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Nandra Group, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nandra Group, Inc. as at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2006

NANDRA GROUP, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and Cash Equivalents	$ 7,327
Commissions Receivable	172,915
Due From Clearing Broker	215,390
Other Assets	11,680
	$ 407,312

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses and other liabilities	$ 248,983
Stockholders' Equity	
Common stock - no par value, 200 shares authorized; 11 shares issued and outstanding	55,000
Additional paid-in capital	645,000
Accumulated (deficit)	(541,671)
	158,329
	$ 407,312

See notes to financial statements.

NANDRA GROUP, INC.

Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 3,426,301
Interest income	3,999
	3,430,300
Expenses	
Salaries and bonuses	1,773,142
Payroll taxes and employee benefits	92,277
NYSE membership lease expense	122,000
NYSE dues and expenses	233,798
Telephone	59,341
Commissions paid	554,847
Clearance charges	22,244
Error account	114,448
Travel and entertainment	75,012
Professional fees	168,534
Quotron	66,092
Insurance	67,613
New York City and State General Corporation Taxes	13,711
Profit-sharing plan	48,785
Rent	13,200
Office and other	55,916
Contributions	6,640
	3,487,600
Net (Loss)	$ (57,300)

See notes to financial statements.

NANDRA GROUP, INC.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net (loss)	$ (57,300)
Adjustments to reconcile net (loss) to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	100,996
Due from clearing broker	56,291
Other assets	(6,370)
Increase (decrease) in:	
Accounts payable and accrued expenses	12,270
Due to broker	(6,334)
	99,553
Cash Flows From Financing Activities	
Distribution to stockholders	(7,105)
Repayment of loan payable	(99,960)
	(107,065)
(Decrease) In Cash and Cash Equivalents	(7,512)
Cash and Cash Equivalents - beginning of year	14,839
Cash and Cash Equivalents - end of year	$ 7,327
Supplemental Cash Flow Information	
Cash paid for taxes	$ 13,711

See notes to financial statements.

NANDRA GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance - January 1, 2005	$ 55,000	$ 645,000	$ (477,266)	$ 222,734
Net (Loss)	-	-	(57,300)	(57,300)
Distributions to Stockholders	-	-	(7,105)	(7,105)
Balance - December 31, 2005	$ 55,000	$ 645,000	$ (541,671)	$ 158,329

See notes to financial statements.

NANDRA GROUP, INC.

Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the Year Ended December 31, 2005

Beginning of Year	
New York Stock Exchange membership contributed for use by the firm subordinated to claims of general creditors	$ 1,050,000
Less: Withdrawal of New York Stock Exchange Membership	1,050,000
End of Year	$ -

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Nandra Group, Inc. (the "Company') is a member of the New York Stock Exchange ("NYSE") and is also registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC").

The Company executes orders on behalf of other brokerage firms and is approved to do a public customer business. Currently, the Company carries no customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** – Commission revenue and related expenses are recorded on a settlement date basis. The use of settlement rather than trade date does not materially affect the results of operations.

c. ***Income Taxes*** - The Company with the consent of its stockholders has elected under the Internal Revenue Code and New York State tax regulations to be taxed as an S corporation. Under S corporation status, the Company's net income or loss is passed through to its stockholders. The Company continues to pay New York State and City corporate taxes.

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLE FROM BROKERS

The clearing and depository operations for the Company's securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At December 31, 2005, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

Continued

4 - NET CAPITAL REQUIREMENT

As a member of the New York Stock Exchange, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2005, the Company had net capital of $53,064, which was $36,457 in excess of its required net capital of $16,607.

5- PROFIT SHARING PLAN

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable deduction to the employer under the provisions of the Internal Revenue Code. The current year's expense was $48,785.

6 - COMMITMENT

As of December 31, 2005, the Company leases two memberships on the NYSE. Both leases expire the sooner of May, 2006 or the effective closing date of the NYSE and Archipelago merger.

7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

Pursuant to a clearance agreement, the Company introduces its public customer securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NANDRA GROUP, INC.

Supplementary Information - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital	$ 158,329
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from brokers or dealers - non-allowable	93,585
Other assets	11,680
	105,265
Net Capital	53,064
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	248,983
Total Aggregate Indebtedness	$ 248,983
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 16,607
Net Capital in Excess of Requirement	$ 36,457
Ratio of Aggregate Indebtedness to Net Capital	4.69 to 1

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

Reconciliation of the Audited Computation of Net Capital as of December 31, 2005 and the corresponding Computation of Net Capital included in the Unaudited Form X-17A-5 Part IIA filed by Nandra Group, Inc. on January 21, 2006

Computation of Net Capital, per Form X-17A-5 Part IIA filed January 21, 2006	$	69,457
Adjustments proposed by independent auditors which increased net capital and approved by management subsequent to filing Form X-17A-5 Part IIA		
(i) Accruing additional expenses paid in 2006 attributed to 2005		(16,393)
(ii) Accruing a credit due from vendor		10,901
(iii) Increase in unallowable assets		(10,901)
Net Capital Computation as Audited by Independent Auditors	$	53,064

Note Changes in Aggregate Indebtedness: Unaudited Form X-17A-5 Part 11A	$	247,590
Adjustments proposed by independent auditors which increased Aggregate Indebtedness		
(i) Additional accruals of expenses		16,393
(ii) Decrease in guaranteed remaining seat lease obligations		(15,000)
	$	248,983
Net Increase	$	1,393

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
and Stockholders of
Nandra Group, Inc.

In planning and performing our audit of the financial statements of Nandra Group, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
and Stockholders of
Nandra Group, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter + Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2006